Exhibit 99.1

Asterias financial statements

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Asterias Biotherapeutics, Inc.

Fremont, California

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Asterias Biotherapeutics, Inc. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the accompanying financial statements, the Company has changed its method of accounting for revenue in 2018 due to the adoption of Financial Accounting Standards Board (United States) Accounting Standard Codification Topic No. 606, Revenue from Contracts with Customers.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced losses and negative cash flows from operations since its inception, and has an accumulated deficit, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ OUM & CO. LLP

San Francisco, California

March 8, 2019

We have served as the Company’s auditor since 2014.

ASTERIAS BIOTHERAPEUTICS, INC.

BALANCE SHEETS

(IN THOUSANDS EXCEPT PAR VALUE AMOUNTS)

	December 31,
	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,597	$13,166
Marketable equity securities	2,386	8,329
Prepaid expenses and other current assets	810	1,221
Total current assets	8,793	22,716

NONCURRENT ASSETS
Intangible assets, net	12,758	15,444
Property, plant and equipment, net	549	4,543
Other assets	174	389
TOTAL ASSETS	$22,274	$43,092

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,471	$2,958
Deferred rent and lease incentives, current	504	—
Capital lease liability, current	7	7
Lease liability, current	—	556
Total current liabilities	2,982	3,521

NONCURRENT LIABILITIES
Warrant liability	281	2,757
Deferred revenue	1,000	—
Deferred rent and lease incentives, noncurrent	953	316
Capital lease liability, noncurrent	7	14
Lease liability, noncurrent	—	2,941
TOTAL LIABILITIES	5,223	9,549

Commitments and contingencies (see Note 8)

STOCKHOLDERS’ EQUITY
Preferred Stock, $0.0001 par value, authorized 5,000 shares; none issued and outstanding	—	—
Common Stock, $0.0001 par value, authorized 125,000 Series A Common Stock and 75,000 Series B Common Stock; 55,889 and 54,051 shares Series A Common Stock issued and outstanding at December 31, 2018 and 2017, respectively; no Series B Common Stock issued and outstanding at December 31, 2018 and 2017	6	5
Additional paid-in capital	157,378	152,136
Accumulated other comprehensive loss	—	(6,498)
Accumulated deficit	(140,333)	(112,100)
Total stockholders’ equity	17,051	33,543
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$22,274	$43,092

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.

STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31,
	2018	2017
REVENUES:
Grant income	$—	$3,711
License revenue	366	—
Royalties from product sales	446	331
Total revenues	812	4,042

Cost of sales	(224)	(165)

Gross profit	588	3,877

OPERATING EXPENSES:
Research and development	13,700	26,640
General and administrative	8,493	10,488
Total operating expenses	22,193	37,128

Loss from operations	(21,605)	(33,251)

OTHER INCOME/(EXPENSES):
Gain from change in fair value of warrant liability	2,476	5,908
Loss from change in fair value of marketable equity securities	(3,091)	—
Loss on sale of available-for-sale securities	—	(546)
Dividend income	711	—
Interest expense, net	(265)	(465)
Other expense, net	(46)	(18)
Total other income (expenses), net	(215)	4,879

LOSS BEFORE INCOME TAX BENEFIT	(21,820)	(28,372)

Deferred income tax benefit	—	—

NET LOSS	$(21,820)	$(28,372)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.40)	$(0.56)
WEIGHTED AVERAGE SHARES OUTSTANDING: BASIC AND DILUTED	55,164	50,271

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.

STATEMENTS OF COMPREHENSIVE LOSS

(IN THOUSANDS)

	Years Ended December 31,
	2018	2017
NET LOSS	$(21,820)	$(28,372)
Other comprehensive loss:
Unrealized loss on marketable equity securities, net of taxes	—	(5,927)
Realized gain on available-for-sale securities, net of taxes	—	508
Total other comprehensive loss	—	(5,419)
COMPREHENSIVE LOSS	$(21,820)	$(33,791)

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(IN THOUSANDS)

				Accumulated
	Common Stock		Additional Paid-In	Other Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity
Balance as of December 31, 2016	47,467	$5	$126,829	$(1,078)	$(83,728)	$42,028
Stock-based compensation	50	—	3,724	—	—	3,724
Common stock issued for accrued employee bonuses	201	—	720	—	—	720
Unrealized loss on marketable equity securities, net of taxes	—	—	—	(5,420)	—	(5,420)
Sale of common stock under at-the-market transactions	2,005	—	8,002	—	—	8,002
Financing costs for at-the-market sales	—	—	(238)	—	—	(238)
Issuance of common stock upon exercise of stock options	8	—	18	—	—	18
Costs associated with the extension of warrants	—	—	2,042	—	—	2,042
Issuance of common stock upon exercise of warrants, including fair value of warrants	1	—	5	—	—	5
Issuance of common stock in public offering	4,000	—	10,400	—	—	10,400
Financing costs of public offering	—	—	(517)	—	—	(517)
Common stock issued for services	319	—	1,151	—	—	1,151
Net loss	—	—	—	—	(28,372)	(28,372)
Balance as of December 31, 2017	54,051	5	152,136	(6,498)	(112,100)	33,543
Stock-based compensation	272	—	2,678	—	—	2,678
Common stock issued for accrued employee bonuses	488	—	951	—	—	951
Shares retired to pay employee taxes	—	—	(160)	—	—	(160)
Adoption of ASU 2014-09 (see note 2)	—	—	—	—	85	85
Adoption of ASU 2016-01 (see note 2)	—	—	—	6,498	(6,498)	—
Sale of common stock under at-the-market transactions	713	1	1,166	—	—	1,167
Financing costs for at-the-market transactions	—	—	(36)	—	—	(36)
Common stock issued for services	365	—	643	—	—	643
Net loss	—	—	—	—	(21,820)	(21,820)
Balance as of December 31, 2018	55,889	$6	$157,378	$—	$(140,333)	$17,051

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(IN THOUSAND)

	Year Ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,820)	$(28,372)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	810	1,110
Stock-based compensation	2,678	3,724
Dividend income	(711)	—
Amortization of intangible assets	2,686	2,686
Common stock issued for services in lieu of cash	643	1,151
Gain from change in fair value of warrant liability	(2,476)	(5,908)
Loss from change in fair value of marketable equity securities	3,091	—
Loss on sale of available-for-sale securities	—	508
Distribution of Asterias warrants to shareholders other than BioTime	—	2,042
Loss on disposal of equipment	38	112

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	619	13
Other assets	175	846
Accounts payable and accrued expenses	381	107
Deferred rent and lease incentives	1,198	50
Deferred revenue/grant income	1,000	(2,185)
Amount due to BioTime	—	(321)
Net cash used in operating activities	(11,688)	(24,437)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment, including leasehold improvements	—	(290)
Proceeds from the sale of marketable equity securities	3,564	1,012
Net cash provided by investing activities	3,564	722

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common shares under at-the-market transactions	1,167	8,002
Financing costs for at-the-market transactions	(36)	(238)
Proceeds from sale of common shares in public offering	—	10,400
Proceeds from exercise of warrants	—	5
Financing costs for sale of common stock in public offering	—	(517)
Proceeds from exercises of stock options	—	18
Repayment of lease liability and capital lease obligation	(416)	(489)
Shares retired to pay for employees’ taxes	(160)	—
Net cash provided by financing activities	555	17,181

NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(7,569)	(6,534)
At beginning of year	13,266	19,800
At end of year	$5,697	$13,266

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid during the year	$352	$532
NON-CASH FINANCING AND INVESTING ACTIVITIES
Fully vested common stock and restricted stock units issued in payment for accrued employee bonuses	$951	$720

The accompanying notes are an integral part of these financial statements.

ASTERIAS BIOTHERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization, Basis of Presentation and Liquidity

Asterias Biotherapeutics, Inc. (“Asterias”) was incorporated in Delaware on September 24, 2012. Prior to May 13, 2016, Asterias was a majority-owned and controlled subsidiary of BioTime, Inc. (“BioTime”). As further discussed below, on May 13, 2016, BioTime deconsolidated Asterias’ financial statements due to BioTime’s loss of control of Asterias as defined by generally accepted accounting principles.

Asterias Biotherapeutics, Inc. (“Asterias” or “the Company”) is a clinical-stage biotechnology company dedicated to developing pluripotent stem cell-derived therapies to treat neurological conditions associated with demyelination and cellular immunotherapies to treat cancer. We have industry-leading technology in two cell types, each with broad potential applicability: (1) oligodendrocyte progenitor cells, which become oligodendrocytes that have the potential to remyelinate axons within the central nervous system and perform other restorative functions, and (2) antigen-presenting dendritic cells, which train T-cells in the immune system to attack and destroy solid or liquid tumor cells across multiple types of cancer. Asterias currently has three clinical-stage therapeutic programs:

●	Spinal Cord Injury. AST-OPC1 is an oligodendrocyte progenitor cell population derived from pluripotent stem cells that is currently in a Phase 1/2a clinical trial for spinal cord injuries (“SCI”) that has been partially funded by the California Institute for Regenerative Medicine (“CIRM”).

●	Non-Small Cell Lung Cancer. AST-VAC2 is a non-patient-specific (“off-the-shelf”) cancer immunotherapy derived from pluripotent stem cells that is currently in a Phase 1 clinical trial in non-small cell lung cancer (“NSCLC”). The trial is being funded and sponsored by Cancer Research UK (“CRUK”), the world’s largest independent cancer research charity.

●	Acute Myeloid Leukemia. AST-VAC1 is a patient-specific cancer immunotherapy which has generated positive Phase 2 data in the treatment of acute myeloid leukemia (“AML”). Because AST-VAC1 and AST-VAC2 are both dendritic cells presenting the telomerase antigen, an antigen presented by 90% of all cancers, we believe that AST-VAC1 provides supportive evidence for the use of AST-VAC2 in the treatment of AML.

The financial statements and the notes thereto are presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) and with the accounting and reporting requirements to Form 10-K and Article 10 of Regulation S-X of the Securities and Exchange Commission (“SEC”).

Prior to May 13, 2016, BioTime consolidated the results of Asterias into BioTime’s consolidated results based on BioTime’s ability to control Asterias’ operating and financial decisions and policies through a majority ownership of Asterias common stock. On May 13, 2016, Asterias completed the sale and the underwriters’ exercise of the overallotment for 5,889,480 shares of its common stock and warrants to purchase 2,959,559 shares of its common stock, through an underwritten public offering (the “Asterias Offering”) (see Note 6). BioTime did not participate in the Asterias Offering. As a result of the sale of Asterias common stock in the Asterias Offering and the issuance of 708,333 shares of Asterias common stock upon the exercise of certain stock options by a former Asterias executive, BioTime’s percentage ownership of the outstanding common stock of Asterias declined to less than 50% on May 13, 2016. Under generally accepted accounting principles, loss of control of a subsidiary is deemed to have occurred when, among other things, a parent company owns less than a majority of the outstanding shares of common stock of the subsidiary, lacks a controlling financial interest in the subsidiary, and is unable to unilaterally control the subsidiary through other means such as having, or having the ability to obtain, a majority of the subsidiary’s Board of Directors. BioTime determined that all of these loss of control factors were present for BioTime as of May 13, 2016. Accordingly, BioTime deconsolidated Asterias’ financial statements and results of operations from those of BioTime, effective May 13, 2016, in accordance with ASC, 810-10-40-4(c), Consolidation.

BioTime continues to allocate expenses such as salaries and payroll related expenses incurred and paid on behalf of Asterias based on the amount of time that particular employees of BioTime devote to Asterias affairs. Other expenses such as legal, accounting, travel, and entertainment expenses are allocated to Asterias to the extent that those expenses are incurred by or on behalf of Asterias. These allocations are made based upon activity-based allocation drivers such as time spent, percentage of square feet of office or laboratory space used, if applicable, and percentage of personnel devoted to Asterias operations or management. These allocated and overhead expenses have decreased during 2017 and 2018 as Asterias continued to hire its operations and management personnel. Management evaluates the appropriateness of the percentage allocations on a quarterly basis and believes that this basis for allocation is reasonable.

In connection with the services performed by employees of BioTime, or employees of other BioTime commonly controlled and consolidated subsidiaries within the BioTime group of affiliated entities, Asterias has in the past granted stock options to those performing services for Asterias, for which Asterias records stock-based compensation expense in its Statements of Operations for such services performed in the relevant periods (see Note 9).

Liquidity – Since inception, Asterias has incurred operating losses and has funded its operations primarily through issuance of equity securities, warrants, payments from research grants, and royalties from product sales, and the support from BioTime. At December 31, 2018, Asterias had an accumulated deficit of $140.3 million, working capital of $5.8 million and stockholders’ equity of $17.1 million. Asterias has evaluated its projected cash flows and believes that its cash and cash equivalents of $5.6 million and marketable equity securities of $2.4 million as of December 31, 2018, will be not be sufficient to fund Asterias’ operations through the next twelve months from the issuance date of these financial statements, or through February 15, 2020. These conditions raise substantial doubt about our ability to continue as a going concern. Historically, some of the clinical trials being conducted by Asterias have been funded in part with funds from the $14.3 million grant awarded in 2014 by the California Institute for Regenerative Medicine (“CIRM”) and not from cash on hand. Additionally, the value of our marketable equity securities is subject to market risk. If Asterias were unable to obtain future grant funding from CIRM, the value of its marketable equity securities decreases, or it is unable to obtain future adequate financing for its clinical trials, it may be required to delay, postpone, or cancel its clinical trials or limit the number of clinical trial sites, or otherwise reduce or curtail its operations. Future financings, if necessary, may not be available to Asterias at acceptable terms, or if at all. Sales of additional equity securities would result in the dilution of interests of current shareholders.

On November 7, 2018, Asterias entered into a definitive merger agreement with BioTime, pursuant to which BioTime will acquire all of the Asterias outstanding shares that BioTime does not already own, in a stock-for-stock transaction pursuant to which our shareholders will receive 0.71 shares of BioTime common share for every share of our common stock. The Asterias board and the BioTime board have both approved this planned merger, which is now subject to a shareholder vote.

2. Summary of Significant Accounting Policies

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period with consideration given to materiality. Significant estimates and assumptions used include those related to the going concern assessment of our financial statements, useful lives associated with long-lived assets, including evaluation of asset impairment, loss contingencies, deferred income taxes and tax reserves, including valuation allowances related to deferred income taxes, and assumptions used to value stock-based awards, liability or other equity instruments. Actual results could differ materially from those estimates.

Going concern assessment – At each annual and interim period, Asterias will assess going concern uncertainty to determine if Asterias has sufficient cash and cash equivalents on hand and working capital to operate for a period of at least one year from the date the financial statements are issued or are available to be issued, which is referred to as the “look-forward period” as defined by ASU No. 2014-15. As part of this assessment, based on conditions that are known and reasonably knowable to Asterias, Asterias will consider various scenarios, forecasts, projections, and estimates, and Asterias will make certain key assumptions, including the timing and nature of projected cash expenditures or programs, and its ability to delay or curtail those expenditures or programs, among other factors, if necessary, within the look-forward period in accordance with ASU No. 2014-15.

Revenue recognition – Beginning January 1, 2018, the Company follows the provisions of ASC Topic 606, Revenue from Contracts with Customers. The guidance provides a unified model to determine how revenue is recognized.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under the Company’s agreements, the Company performs the following steps: (i) identifies the promised goods or services in the contract; (ii) determines whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measures the transaction price, including the constraint on variable consideration; (iv) allocates the transaction price to the performance obligations based on estimated selling prices; and (v) recognizes revenue when (or as) the Company satisfies each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC Topic 606. The Company’s performance obligations generally included in customer contracts are research and development services for clinical studies or licenses to use intellectual property. Customer contracts for research and development services require significant management judgment to determine the level of effort required under an arrangement and the period over which the Company expects to complete its performance obligation. If the Company cannot reasonably estimate when its performance obligations either are completed or become inconsequential, then revenue recognition is deferred until the Company can reasonably make such estimates. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method. The Company considers licenses for the use of intellectual property “right of use” licenses. The Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer, and the customer can use and benefit from the license. At December 31, 2018, all the performance obligations under the Company’s license agreements have been satisfied as control transferred at contract inception when the customer could benefit from the right of use license. Currently, since none of the Company’s contracts contain more than one performance obligation, no allocation of the transaction price is necessary. However, if the Company enters into an arrangement containing more than one performance obligation the total transaction price will be allocated to each performance obligation based on the estimated relative standalone selling prices of the promised goods or service.

Grant income: The Company generates grant income from award contracts to support the clinical development of AST-OPC1. These contracts provide for the reimbursement of qualified expenses for research and development activities. Revenue under these arrangements is recognized when the related qualified research expenses are incurred.

Milestone payments: At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the value of the associated milestone (such as completion of a therapeutic administration of a licensed product to a certain number of patients by the Company) is included in the transaction price. Milestone payments that are not within the control of the Company are not considered probable of being achieved until the contingent event has occurred.

License and Royalties: The Company considers licenses for the use of intellectual property “right of use” licenses. The Company recognizes revenues from non-refundable, up-front fees allocated to the license when the license is transferred to the customer, and the customer can use and benefit from the license. For arrangements that include sales-based royalties and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (a) when the related sales occur, or (b) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). The Company’s arrangement that contain royalty minimums also contain termination clauses, therefore these royalties are considered variable consideration and included in the transaction price when the notice period has lapsed.

Option to License Patents: The Company recognizes revenues from up-front fees associated with granting a material right to, or an option to license certain intellectual property to certain third parties (“optionees”), whereby the option itself is deemed to be a performance obligation of the Company, upon the earlier of a) the date the Company and the optionee enter into a license agreement or b) if a license is not consummated, at the end of the period to negotiate a license.

Cash and cash equivalents – Asterias considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2018 and 2017, Asterias had $3.4 million and $5.3 million in money market funds, respectively, considered to be cash equivalents.

Concentrations of credit risk – Financial instruments that potentially subject Asterias to significant concentrations of credit risk consist primarily of cash and cash equivalents. Asterias limits the amount of credit exposure of cash balances by maintaining its accounts in high credit quality financial institutions. Cash equivalent deposits with financial institutions may occasionally exceed the limits of insurance on bank deposits; however, Asterias has not experienced any losses on such accounts.

Comprehensive loss – ASC 220, Comprehensive Income, requires that an entity’s change in equity or net assets during a period from transactions and other events from non-owner sources be reported. Total comprehensive loss has been disclosed in the Statements of Comprehensive Loss.

Investments in Equity Securities – Beginning January 1, 2018, the Company adopted the provisions of ASU Topic 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance eliminated the available-for-sale classification for equity securities and requires unrealized holding gains/losses to be reported through earnings. Prior to the adoption of the new guidance, unrealized gains and losses, net of tax from the Company’s financial instruments categorized as available-for-sale securities were reported in other comprehensive income/(loss) until realized. Realized gains and losses and declines in value judged to be other-than-temporary related to equity securities, were included in other income/(expense), net.

Asterias accounts for its marketable equity securities in BioTime and OncoCyte at fair value in accordance with ASC 321-10 Investments-Equity Securities, as the shares have a readily determinable fair value as specified by ASC 820-10 Fair Value Measurement. The securities are quoted on the NYSE American and are held principally for future working capital purposes, as necessary. These securities are measured at fair value and reported as current assets on the balance sheets based on the closing trading price of the security as of the date being presented (see Note 4).

Property, plant and equipment – Property, plant and equipment includes equipment, fixtures and leasehold improvements stated at cost. Depreciation is calculated using the straight-line method over the period of their estimated useful lives ranging from 36 months to 120 months. Leasehold improvements are amortized using the shorter of the useful life or the lease term.

Long-lived intangible assets – Long-lived intangible assets, consisting primarily of acquired patents, patent applications, and licenses to use certain patents are stated at acquired cost, less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets, generally over 10 years.

Impairment of long-lived assets – Long-lived assets, including long-lived intangible assets, will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, Asterias evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment will be recognized and measured by the amount by which the carrying amount exceeds the estimated fair value of the assets.

Accounting for warrants – Asterias determines the accounting classification of warrants that it issues, as either liability or equity, by first assessing whether the warrants meet liability classification in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and then in accordance with ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Under ASC 480, warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the issuer to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing variable number of shares. If warrants do not meet liability classification under ASC 480-10, Asterias assesses the requirements under ASC 815-40, which states that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification under ASC 815-40, in order to conclude equity classification, Asterias assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity under ASC 815-40 or other applicable GAAP. After all relevant assessments are made, Asterias concludes whether the warrants are classified as liability or equity. Liability classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded in the statements of operations as a gain or loss. Equity classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized subsequent to the issuance date.

Historically, Asterias has issued warrants that are classified as equity and as a liability (see Note 6).

Research and development – Research and development expenses consist of costs incurred for company-sponsored, collaborative and contracted research and development activities. These costs include direct and research-related overhead expenses including compensation and related benefits including stock-based compensation, consulting fees, research and laboratory fees, rent of research facilities, amortization of intangible assets, and license fees paid to third parties to acquire patents or licenses to use patents and other technology. Asterias expenses research and development costs as incurred. Research and development expenses incurred and reimbursed under grants approximate the grant income recognized in the statements of operations.

General and administrative – General and administrative expenses consist of compensation and related benefits, including stock-based compensation, for executive and corporate personnel; professional and consulting fees; and allocated overhead. General and administrative expenses also include costs allocated from BioTime pursuant to the Shared Facilities and Services Agreement (see Note 9).

Income taxes – As of October 1, 2013, Asterias has filed its own U.S. federal tax returns. Operations prior to that period were included in BioTime’s consolidated U.S. federal tax return. For California purposes Asterias’ activity through May 12, 2016 was included in BioTime’s combined tax return. Activity from May 13, 2016 on will be included in Asterias’ separate California income tax return filing due to the deconsolidation of Asterias from BioTime as of that date. Asterias accounts for income taxes in accordance with ASC 740, Income Taxes, which prescribes the use of the asset and liability method, whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized. The guidance also prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not sustainable upon examination by taxing authorities. For federal purposes Asterias is no longer subject to tax examination for years before 2012. For California purposes Asterias is subject to income tax examinations by tax authorities for all years since inception. Although the statute is closed for purposes of assessing additional income and tax in those years, the taxing authorities may still make adjustments to the net operating loss and credit carryforwards used in open years. Therefore, the statute should be considered open as it relates to the net operating loss and credit carryforwards. Asterias will recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2018 and 2017.

Stock-based compensation – Asterias accounts for share-based payments in accordance with ASC 718, Compensation – Stock Compensation, which require the measurement and recognition of compensation expense for all share-based payment awards made to directors and employees, including employee stock options, based on estimated fair values. Consistent with those guidelines, Asterias utilizes the Black-Scholes-Merton option pricing model. Asterias’ determination of fair value of share-based payment awards on the date of grant using that option-pricing model is affected by Asterias’ stock price as well as by assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, Asterias’ expected stock price volatility over the term of the awards; the expected term of options granted; and a risk-free rate based on the U.S. Treasury rates in effect during the corresponding expected term of the grant. Expected term is derived from a combination of Asterias own, historical experience, to the extent available, and using the simplified method under SEC Staff Accounting Bulletin Topic 14, as applicable. Asterias recognizes stock-based compensation on a straight-line basis over the requisite service period. Through January 1, 2017 Asterias recorded stock-based compensation expense net of estimated forfeitures. Upon the adoption of ASU 2016-09, Asterias accounts for forfeitures as they occur.

Asterias also, at times, issues restricted stock or restricted stock units (“RSUs”) to its executive officers, employees, and members of its Board of Directors, which are restricted and unvested common shares issued or shares issuable as RSUs vest. Restricted stock and RSU compensation expense is recognized on a straight-line basis over the requisite service period of generally four years, based on the grant-date fair value of the stock. Restricted stock is considered legally issued and outstanding on the grant date, while RSUs are not until RSUs vest. Once the RSUs are vested, equivalent common shares will be issued or issuable to the grantee and therefore the RSUs are not included in total common shares issued and outstanding until vested.

Stock-based compensation expense for non-employee stock-based awards is recognized in accordance with ASC 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). Stock option awards issued to non-employees, principally consultants and employees of BioTime or employees of BioTime subsidiaries who perform services for Asterias, are accounted for at fair value using the Black-Scholes-Merton option pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of services received. Asterias records compensation expense based on the then-current fair values of the stock options at each financial reporting date. Compensation expense recorded during the service period is adjusted in subsequent periods for changes in the fair value of the stock options until the earlier of the date at which the non-employee’s performance is complete or a performance commitment is reached, which is generally when the stock option award vests. Compensation expense for non-employee grants is recorded on a straight-line basis in the statements of operations.

Fair value of financial instruments – ASC 820, Fair Value Measurements, clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

ASC 820 requires that the valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 establishes a three-tier value hierarchy, which prioritizes inputs that may be used to measure fair value as follows:

●	Level 1– Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

●	Level 2– Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3– Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period until they mature or are required to be settled, except for money market funds and the investment in BioTime and OncoCyte shares, which are carried at fair value based on Level 1 inputs, and the warrant liability which is carried at fair value based on Level 3 inputs (see Note 6).

The following table shows the activity in warrants classified as a liability discussed in Note 6 (in thousands):

	Warrant Liability	Warrant Shares
Fair value of warrants at December 31, 2016	$8,665	$2,813
Decrease in fair value of warrants during 2017	(5,908)	—
Fair value of warrants at December 31, 2017	$2,757	$2,813
Decrease in fair value of warrants during 2018	(2,476)	—
Fair value of warrants at December 31, 2018	$281	$2,813

Basic and diluted net loss per share – Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding for the year. Diluted net loss per share reflects the weighted-average number of shares of common stock outstanding plus the potential effect of dilutive securities or contracts which are convertible to common stock, such as options and warrants (using the treasury stock method) and shares issuable in future periods, such as restricted stock or RSU awards, except in cases where the effect would be anti-dilutive.

The computations of basic and diluted net loss per share are as follows (in thousands, except per share data):

	Year Ended December 31,
	2018	2017
Net loss	$(21,820)	$(28,372)
Weighted average common shares outstanding – basic and diluted	55,164	50,271
Net loss per share – basic and diluted	$(0.40)	$(0.56)

The following common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive (in thousands):

	Year Ended December 31,
	2018	2017
Stock options and restricted stock units	6,071	7,066
Warrants	2,813	2,813

Recently Adopted Accounting Pronouncements – The following Accounting Standard(s) were effective during 2018:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), to provide guidance on revenue recognition. During 2015 and 2016, the FASB issued additional amendments to the revenue guidance in Topic 606 relating to reporting revenue on a gross versus net basis, identifying performance obligations, licensing arrangements, collectability, noncash consideration, presentation of sales tax, transition, and clarifying examples. ASU No. 2014-09 replaces all current GAAP guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine how revenue is recognized. The core principal of the guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under previous guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. Topic 606, as amended, is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted one year earlier.

The Company adopted the new standard effective January 1, 2018 under the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 605. Upon adoption there was an immaterial cumulative effect to the opening accumulated deficit based on the Company’s analysis of the contracts in scope at the transition date.

On January 5, 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (ASU No. 2016-01). Changes to the current GAAP model primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, ASU No. 2016-01 clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The more significant amendments are to equity investments in unconsolidated entities.

In accordance with ASU No. 2016-01, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. There will no longer be an available-for-sale classification (with changes in fair value reported in other comprehensive loss) for marketable equity securities with readily determinable fair values. The classification and measurement guidance is effective for public business entities in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.

The Company adopted ASU No. 2016-01 effective January 1, 2018 and has recorded a cumulative-effect adjustment under the modified retrospective transition method of $6.5 million between accumulated other comprehensive loss and the accumulated deficit in the balance sheet. The adjustment represents the cumulative unrealized holding loss from the date that the securities were acquired through the date of adoption. Refer to Note 4 for discussion regarding Asterias’ marketable equity securities.

In November 2016, the FASB issued Accounting Standards Update ASU 2016-18, Statement of Cash Flows (Topic 230); Restricted Cash (ASU 2016-18), which defines new requirements for the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The amendments in this ASU require retrospective application to each period presented. The Company adopted this guidance effective January 1, 2018 retrospectively. This ASU requires entities to present a statement of cash flows in a manner such that it reconciles beginning and ending totals of cash, cash equivalents, restricted cash or restricted cash equivalents. Also, when cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity should, for each period that a statement of financial position is presented, present on the face of the statement of cash flows or disclose in the notes to the financial statements, the line items and amounts of cash, cash equivalents, and restricted cash or restricted cash equivalents reported within the statement of financial position. The amounts, disaggregated by the line item in which they appear within the statement of financial position, shall sum to the total amount of cash, cash equivalents, and restricted cash or restricted cash equivalents at the end of the corresponding period shown in the statement of cash flows. The Company has adopted this guidance and the ending cash, cash equivalents, and restricted cash equivalents balance includes the $0.1 million Asterias holds as restricted cash equivalents.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting to clarify the scope of modification accounting for share-based compensation. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new guidance will reduce diversity in practice and result in fewer changes to the terms of an award being accounted for as modifications. The Company adopted ASU No. 2017-01 effective January 1, 2018. Upon adoption of the new standard there is no change to the Company’s historical financial statements as the new guidance will be applied prospectively to awards modified on or after the adoption date.

Recently Issued Accounting Pronouncements – The following accounting standards, which are not yet effective, are presently being evaluated by Asterias to determine the impact that they might have on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for leases with lease terms greater than twelve months in the statement of financial position. Leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the statements of operations. ASU 2016-02 also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period. Early adoption is permitted. Although Asterias has not completed its evaluation of the impact of the adoption of ASU 2016-02, Asterias currently holds operating leases (see Note 8). The Company is assessing the impact of the adoption of ASU 2016-02, but expects the adoption will have a material impact to Asterias’ financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting. ASU No. 2018-07, supersedes the guidance for equity-based payments to non-employees (Topic ASC 505-50). Under the new standard, an entity should treat equity-based payments to nonemployees the same as stock-based compensation to employees in most cases. The new guidance is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is assessing ASU 2018-07 and does not expect it to have a material impact on its financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The Company is assessing ASU 2018-13 and does not expect it to have a material impact on its financial statements.

3. Balance Sheet Components

Property, plant and equipment, net

As of December 31, 2018 and 2017, property, plant and equipment, net were comprised of the following (in thousands):

	December 31,
	2018	2017
Computers, machinery and equipment	$1,753	$2,112
Furniture, fixtures and leasehold improvements	40	5,275
Property, plant and equipment, gross	1,793	7,387
Less - accumulated depreciation and amortization	(1,244)	(2,844)
Property, plant and equipment, net	$549	$4,543

Depreciation and amortization expense amounted to $0.8 million and $1.1 million for the years ended December 31, 2018 and 2017, respectively.

On September 28, 2018, the Company’s office and research facility lease in Fremont, California (Fremont Lease) was terminated (see Note 8). Upon of the termination of the Fremont Lease, Novo Nordisk Research Center Seattle Inc. (“NNRCSI”) entered into a new lease of the facilities with the landlord and a sublease agreement with the Company for part of the facility. As a result, the Company derecognized its leasehold improvements at the office and research facility with a net book value of $3.0 million and the related lease liability to the landlord of $3.1 million. This resulted in a net gain of $0.1 million which is included in the deferred sublease rent and lease incentives on the balance sheet at December 31, 2018 and is being amortized over the 39 month term of the sublease for the office space.

Additionally, on September 28, 2018, the Company sold certain laboratory equipment to NNRCSI which it is leasing back under the sublease agreement (see Note 8). The gain on the asset sale and lease back totaling $0.1 million is included in the deferred rent and lease incentives on the balance sheet at December 31, 2018 and is being amortized over the 25-month term of the sublease for the strategic space.

Accrued expenses

As of December 31, 2018 and 2017, accrued expenses were comprised of the following (in thousands):

	December 31,
	2018	2017
Accounts payable	$370	$401
Accrued compensation and benefits	1,416	1,561
Other accrued expenses	685	996
Accounts payable and accrued expenses	$2,471	$2,958

On November 2, 2017, we began making adjustments to our operating expenses as appropriate by reducing staffing allocated to non-clinical activities as a part of a broader effort to more closely align operating expenses with the Company’s primary goal of continuing to generate clinical data in our clinical stage programs which we believe are the activities that have the greatest potential to create value for shareholders over the next several years. The reduction in staffing affected approximately 25 employees and was completed in the fourth quarter of 2017. The Company recognized approximately $0.5 million of pre-tax restructuring charges in the fourth quarter of 2017 in connection with the reduction in staffing, consisting of severance and other employee termination benefits, substantially all of which were settled in cash. As of December 31, 2017, $0.3 million in severance and other termination benefits were still due to employees and included in accrued compensation and benefits. As of December 31, 2018, we had no accrued severance and other termination benefits.

Prepaid and other current assets

Restricted cash in the amount of $0.1 million is included in prepaid and other current assets on the balance sheets as of December 31, 2018 and 2017. This certificate of deposit is held as customary collateral for the Company’s credit card program.

Deferred revenue

During the year ended December 31, 2018, the Company and Novo Nordisk A/S (“Novo Nordisk”) entered into an option for Novo Nordisk or its designated U.S. affiliate to license, on a non-exclusive basis, certain intellectual property related to culturing pluripotent stem cells, such as hES cells, in suspension. Under the terms of the option, Asterias received a one-time upfront payment of $1.0 million, in exchange for a 24-month period to negotiate a non-exclusive license during which time Asterias has agreed to not grant any exclusive licenses inconsistent with the Novo Nordisk option. This option provides NNRCSI with a material right that NNRCSI would not receive without entering into the contract. This $1.0 million has been included in deferred revenue on the Company’s balance sheet at December 31, 2018. The Company will recognize revenue from the option agreement at the earlier of a) the date the Company and Novo Nordisk enter into a license agreement or b) if a license agreement is not consummated, at the end of the 24-month period to negotiate a non-exclusive license.

4. Investments in BioTime and OncoCyte

Investment in BioTime

BioTime common shares (traded on NYSE American under the symbol “BTX”) are included at fair value in current assets on the balance sheets as marketable equity securities as the shares are available for use and could be sold at fair value for working capital purposes. During the year ended December 31, 2018, Asterias sold 859,274 of its BTX shares at a weighted-average price of $2.59. As of December 31, 2018 and 2017, Asterias held 2,621,811 and 3,481,085 BioTime shares, respectively. As of December 31, 2018 and 2017 these shares are valued at $2.4 million and $7.5 million, respectively, based on the closing price on those dates.

Investment in OncoCyte

On December 31, 2015, in connection with BioTime’s distribution of OncoCyte common stock to BioTime shareholders, on a pro rata basis, Asterias received 192,644 shares of OncoCyte common stock from BioTime as a dividend in kind. On this date, BioTime shareholders, including Asterias, received one share of OncoCyte common stock for every twenty shares of BioTime common stock held. Asterias recorded the fair value of the OncoCyte common stock as contributed capital from BioTime. The OncoCyte common stock distribution resulted in a taxable gain to Asterias of $0.8 million (see Note 10).

The OncoCyte common shares are included in marketable equity securities at fair value in current assets on the balance sheets because the shares are traded on NYSE American (symbol “OCX”) and are available for working capital purposes. During the year ended December 31, 2018, Asterias sold 181,756 of its OncoCyte common shares at a weighted-average price of $3.12. As of December 31, 2018, Asterias did not hold any OncoCyte common shares. As of December 31, 2017 Asterias held 181,756 shares of OncoCyte. As of December 31, 2017 the OncoCyte shares are valued at $0.8 million, based on the OncoCyte closing price on that date.

Investment in Age-X

On November 29, 2018, in connection with BioTime’s distribution of Age-X common stock to BioTime shareholders, on a pro rata basis, Asterias received 262,181 shares of Age-X common stock from BioTime as a dividend in kind. On this date, BioTime shareholders, including Asterias, received one share of Age-X common stock for every ten shares of BioTime common stock held. Asterias recorded the fair value of the Age-X common stock as dividend income from BioTime. The Age-X common stock distribution resulted in a taxable gain to Asterias of $0.7 million (see Note 10). During the year ended December 31, 2018, Asterias sold 262,181 shares of Age-X common stock at a weighted-average price of $3.19. As of December 31, 2018 Age-X did not hold any Age-X common shares.

Adoption of ASU No. 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities

On January 1, 2018, the Company adopted ASC Topic 321 using the modified retrospective method. Results for reporting periods beginning after January 1, 2018, are presented under ASC Topic 321, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under ASC Topic 320 (see Note 2).

The adoption of the new guidance resulted in a cumulative effect adjustment to the accumulated deficit and accumulated other comprehensive loss of $6.5 million as of January 1, 2018.

The unrealized gains for the year ended December 31, 2018 related to marketable equity securities held is calculated as follows (in thousands):

Year Ended December 31, 2018
Net losses recognized on marketable equity securities	$(3,091)
Less: Net gains recognized on marketable equity securities sold	160
Unrealized losses recognized on marketable equity securities held at December 31, 2018	$(3,251)

5. Intangible Assets, net

As of December 31, 2018 and, 2017, Asterias had capitalized intangible assets acquired from Geron Corporation, primarily related to patents and other intellectual property rights related to hES cells. These assets are being amortized over their estimated useful lives of 10 years.

Intangible assets, net at December 31, 2018 and, 2017 are shown in the following table (in thousands):

	December 31,
	2018	2017
Intangible assets	$26,860	$26,860
Less - accumulated amortization	(14,102)	(11,416)
Intangible assets, net	$12,758	$15,444

Asterias recognized $2.7 million in amortization expense of intangible assets for each of the years ended December 31, 2018 and 2017.

Amortization of intangible assets for periods subsequent to December 31, 2018 is as follows (in thousands):

Year Ending December 31,	Amortization Expense
2019	$2,686
2020	2,686
2021	2,686
2022	2,686
2023	2,014
Total	$12,758

6. Common Stock and Warrants

At December 31, 2018, Asterias had outstanding 55,888,684 Series A Shares and no Series B Shares. At December 31, 2017, Asterias had outstanding 54,051,142 Series A Shares and no Series B Shares. All outstanding Series B Shares were converted into Series A Shares on October 3, 2014.

Common Stock Issuance

On October 16, 2017, Asterias completed the sale, in a registered direct offering, of 4,000,000 shares of its common stock, at an offering price of $2.60 per share, or net proceeds of $9.9 million.

On April 10, 2015, Asterias entered into an at-the-market (ATM) Sales Agreement with MLV & Co., which is now owned by B. Riley FBR, Inc., pursuant to which Asterias may sell up to a maximum of $20.0 million of its common stock from time to time through the Sales Agent under Asterias’ previously filed and currently effective shelf registration statement on Form S-3 (File No. 333-200745). On March 28, 2017, Asterias entered into an amendment to this Sales Agreement. Under the Sales Agreement, as amended, Asterias may issue and sell shares of its Series A common stock having an aggregate offering price of up to an additional $25.0 million. During the year ended December 31, 2018, Asterias raised approximately $1.2 million in gross proceeds under the ATM from the sale of 713,430 shares of its common stock at a weighted average price of $1.64. During the year ended December 31, 2017, Asterias raised approximately $8.0 million in gross proceeds under the ATM from the sale of 2,005,784 shares of its common stock at a weighted average price of $3.99 per share. As of December 31, 2018, up to approximately $21.5 million of shares of Asterias common stock are available for issuance and sale pursuant to the terms of the ATM Sales Agreement.

During 2018 and 2017, pursuant to a services agreement with Cell Therapy Catapult Services Limited, Asterias had issued 364,727 shares and 318,748 shares, respectively of Asterias Series A common stock with a fair value of $0.6 million and $1.2 million, respectively to pay for services in lieu of cash (see Note 13).

Warrants classified as a liability

On May 13, 2016, included in the Asterias Offering, Asterias issued 2,959,000 warrants (the “Asterias Offering Warrants”). The Asterias Offering Warrants have an exercise price $4.37 per share and expire in five years of the issuance date, or May 13, 2021. The Asterias Offering Warrants also contain certain provisions in the event of a Fundamental Transaction, as defined in the warrant agreement governing the Asterias Offering Warrants (“Warrant Agreement”), that Asterias or any successor entity will be required to purchase, at a holder’s option, exercisable at any time concurrently with or within thirty days after the consummation of the fundamental transaction, the Asterias Offering Warrants for cash. This cash settlement will be in an amount equal to the value of the unexercised portion of such holder’s warrants, determined in accordance with the Black Scholes-Merton option pricing model as specified in the Warrant Agreement.

In accordance with ASC 815-40, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. Changes to the fair value of those liabilities are recorded in the statements of operations. Accordingly, since Asterias may be required to net cash settle the Asterias Offering Warrants in the event of a Fundamental Transaction; the Asterias Offering Warrants are classified as noncurrent liabilities at fair value, with changes in fair value recorded in other income or expense, net, in the Statements of Operations.

The fair value of the Asterias Offering Warrants at the time of issuance was determined by using a combination of the Binomial Lattice and Black-Scholes-Merton option pricing models under various probability-weighted outcomes which take into consideration the probability of the fundamental transaction and net cash settlement occurring, using the contractual term of the warrants. In applying these models, the fair value is determined by applying Level 3 inputs, as defined by ASC 820; these inputs have included assumptions around the estimated future stock price of Asterias common stock, volatility and the timing of, and varying probabilities that certain events will occur. The Asterias Offering Warrants are revalued each reporting period using the same methodology described above. Changes in any of the key assumptions used to value the Asterias Offering Warrants could materially impact the fair value of the warrants and Asterias’ financial statements.

On May 13, 2016, the fair value of the Asterias Offering Warrants was approximately $6.0 million. Because the Asterias Offering Warrants are accounted for as liabilities, the total proceeds from the Asterias Offering were allocated first entirely to the Asterias Offering Warrants’ fair value and the remaining residual proceeds to the Asterias common stock. In addition, of the total $1.8 million of the Asterias Offering discounts and expenses incurred, $0.6 million were allocated to the Asterias Offering Warrants, based on the full fair value of the Asterias Offering Warrants and total gross proceeds, and immediately expensed as general and administrative expenses. Total net proceeds allocated to the Asterias Offering Warrants were $5.5 million.

At December 31, 2018 and 2017, based on valuations performed by Asterias using the methodology described above, the fair value of the Asterias Offering Warrants liability was $0.3 million and $2.8 million, respectively, resulting in Asterias recording non-cash gains of $2.5 million and $5.9 million for the years ended December 31, 2018 and 2017, respectively, which is included in other income and expenses, net, in the Statements of Operations.

Warrants classified as equity

On March 30, 2016, Asterias’ board of directors declared a distribution of Asterias common stock purchase warrants to all Asterias shareholders other than BioTime, in the ratio of one warrant for every five shares of Asterias common stock owned of record as of the close of business on April 11, 2016. On April 25, 2016, Asterias distributed 3,331,229 warrants (the “Distribution Warrants”). The distribution of the Distribution Warrants was treated as a disproportionate distribution since, in accordance with the terms of the Share Transfer with BioTime, no warrants were distributed to BioTime (see Note 15). The Distribution Warrants are classified as equity, have an exercise price of $5.00 per share, and were set to expire on September 30, 2016. Asterias recorded the Distribution Warrants at a fair value of approximately $3.1 million with a noncash charge to shareholder expense included in general and administrative expenses and a corresponding increase to equity as of March 30, 2016 as the Distribution Warrants were deemed to be issued for accounting purposes on that date.

On September 19, 2016 and February 3, 2017, Asterias extended the expiration date of the Distribution Warrants to February 15, 2017 and September 29, 2017, respectively, no other terms were changed. As a result of the extension of the expiration date of these warrants, Asterias recorded a $2.0 million and $1.7 million noncash charges to shareholder expense included in general and administrative expenses and a corresponding increase to equity for the years ended December 31, 2016 and 2017, respectively. These warrants expired unexercised on September 29, 2017.

In connection with the warrant distribution to shareholders discussed above, 350,000 warrants with an exercise price of $5.00 per share held by Romulus Films, Ltd. were adjusted to become exercisable into 409,152 shares at an exercise price of $4.28 per share (the “Romulus Warrants”). These warrants had an original expiration date of September 30, 2016. On September 19, 2016, Asterias extended the expiration date of the Romulus Warrants to February 15, 2017, no other terms were changed. As a result of the extension of the expiration date of these warrants, Asterias recorded a $0.2 million noncash charge to shareholder expense included in general and administrative expenses and a corresponding increase to equity for the year ended December 31, 2016. On February 3, 2017, Asterias extended the expiration date of the Romulus Warrants to September 29, 2017. These warrants expired unexercised on September 29, 2017.

Warrants Outstanding in 2018 and 2017

Activity related to equity and liability classified warrants in 2017 and 2018, is presented in the table below (in thousands, except per share and weighted average exercise prices)

	Number of Warrants	Per share exercise price	Weighted Average Exercise Price
Outstanding, December 31, 2016	6,552	$4.28-5.00	$4.68
Expired in 2017	(3,738)	5.00	5.00
Retired in 2017	(1)	5.00	5.00
Outstanding, December 31, 2017 and 2018	2,813	$4.37	$4.37

7. Equity Incentive Plan

During March 2013, Asterias’ Board of Directors approved an Equity Incentive Plan (the “Plan”) under which Asterias has reserved 4,500,000 shares of common stock for the grant of stock options or the sale of restricted stock. Initially, Asterias issued Series B Shares under the Plan. Since the date on which all of the outstanding Series B Shares were converted into Series A Shares, Asterias has issued Series A Shares under the Plan. The Plan also permits Asterias to issue such other securities as its Board of Directors or the Compensation Committee administering the Plan may determine. Asterias’ stockholders approved the Plan in September 2013.

During May 2015, Asterias’ Board of Directors approved an amendment to increase the number shares authorized for issuance under the Plan by 3,500,000 shares. This amendment was approved by the shareholders at the 2015 annual meeting of shareholders held on July 9, 2015.

During May 2016, Asterias’ Board of Directors approved an amendment to increase the number of shares authorized for issuance under the Plan by 3,000,000 shares. This amendment was approved by the shareholders at the 2016 annual meeting of shareholders held on June 9, 2016.

During May 2017, Asterias’ Board of Directors approved an amendment to increase the number of shares authorized for issuance under the Plan by 2,500,000 shares. This amendment was approved by the shareholders at the 2017 annual meeting of shareholders held on June 14, 2017.

No options may be granted under the Plan more than ten years after the date upon which the Plan was adopted by the Board of Directors, and no options granted under the Plan may be exercised after the expiration of ten years from the date of grant. Under the Plan, options to purchase common stock may be granted to employees, directors and certain consultants at prices not less than the fair market value at date of grant, subject to certain limited exceptions for options granted in substitution of other options. Options may be fully exercisable immediately, or may be exercisable according to a schedule or conditions specified by the Board of Directors or the Compensation Committee. The Plan also permits Asterias to award restricted stock for services rendered or to sell common stock to employees, subject to vesting provisions under restricted stock agreements that provide for forfeiture of unvested shares upon the occurrence of specified events under a restricted stock award agreement. Asterias may permit employees or consultants, but not officers or directors, who purchase stock under restricted stock purchase agreements, to pay for their shares by delivering a promissory note that is secured by a pledge of their shares.

Asterias may also grant stock appreciation rights (“SARs”) and hypothetical units issued with reference to Asterias common stock (restricted stock units or “RSUs”) under the Plan. A SAR is the right to receive, upon exercise, an amount payable in cash or shares or a combination of shares and cash, as determined by the Board of Directors or the Compensation Committee, equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of (a) the fair market value of a share of Asterias common stock on the date the SAR is exercised, over (b) the exercise price specified in the SAR Award agreement.

The terms and conditions of a grant of RSUs is determined by the Board of Directors or Compensation Committee. No shares of stock will be issued at the time a RSU is granted, and Asterias will not be required to set aside a fund for the payment of any such award. A recipient of RSUs will have no voting rights with respect to the Restricted Stock Units. Upon the expiration of the restrictions applicable to a RSU, Asterias will either issue to the recipient, without charge, one share of common stock per RSU or cash in an amount equal to the fair market value of one share of common stock.

Stock Options

As of December 31, 2018, Asterias had outstanding to certain officers, employees, and directors, options to purchase a total of 5,777,000 shares of common stock at a weighted average exercise price of $3.01 per share and 294,000 restricted stock/RSUs.

The following table summarizes the stock option activity related to shares of common stock under the Company’s Option Plan:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at December 31, 2016	6,232	$3.34	6.96	$8,183
Options granted	1,690	3.57
Options exercised	(8)	2.34
Options forfeited/canceled	(1,538)	3.72
Options outstanding at December 31, 2017	6,376	$3.31	6.01	$—
Options granted	1,210	1.89
Options exercised	—	0.00
Options forfeited/canceled	(1,809)	3.34
Options outstanding at December 31, 2018	5,777	$3.01	6.13	$—

Options vested and expected to vest at December 31, 2018	5,777	$3.01	6.13	$—
Options exercisable at December 31, 2018	3,793	$3.18	4.8	$—

The aggregate intrinsic value represents the difference between the exercise price of the awards and the Company’s fair value per share of $0.62 and $2.25 as of December 31, 2018 and 2017, respectively.

Additional information regarding the Company’s outstanding stock options and vested and exercisable stock options is summarized below:

	As of December 31, 2018
	Options Outstanding			Options Exercisable
Exercise Prices	Number of Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of shares	Weighted- Average Exercise Price per Share
$1.02 - $2.78	2,484	5.11	$2.14	1,418	$2.30
$2.91 - $5.23	3,218	7.02	3.61	2,300	3.63
$5.37 - $6.22	75	1.56	6.05	75	6.05
	5,777	6.13	$3.01	3,793	$3.18

Restricted Stock and Restricted Stock Units

The following table summarizes the restricted stock award and restricted stock unit activity under the Company’s Option Plan:

Restricted Stock Award/Unit	Number of RSUs Outstanding	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
RSUs outstanding at December 31, 2016	200	$3.39	1.22	$380
RSAs/RSUs granted	1,007	3.25
RSAs/RSUs vested	(351)	3.53
RSUs canceled	(166)	3.58
RSUs outstanding at December 31, 2017	690	$3.06	2.31	$1,553
RSUs granted	588	1.95
RSAs/RSUs vested	(845)	2.28
RSUs canceled	(139)	3.22
RSUs outstanding at December 31, 2018	294	$3.01	2.21	$182

RSUs vested and expected to vest at December 31, 2018	294	$3.01	2.21	$182

The aggregate intrinsic value for RSUs represents the Company’s fair market value per share of the awards and the Company’s fair value per share of $0.62 and $2.25 as of December 31, 2018 and 2017, respectively for the total number of underlying RSUs.

Stock-Based Compensation Expense

The weighted-average estimated fair value of stock options granted during the years ended December 31, 2018 and 2017 was $1.89 and $3.57 per share, respectively, using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

	Years Ended December 31,
	2018	2017
Expected life (in years)	5.96	5.76
Risk-free interest rates	2.68%	1.89%
Volatility	71.29%	74.64%
Dividend yield	0%	0%

The risk-free rate is based on the rates in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each grant’s expected life. A dividend yield of zero is applied since Asterias has not historically paid dividends and does not expect to pay dividends in the foreseeable future. The expected volatility is based upon the volatility of Asterias’ own trading stock and of a group of publicly traded industry peer companies. The expected term of options granted is derived from a combination of Asterias historical experience, to the extent available, and using the simplified method under SEC Staff Accounting Bulletin Topic 14.

Prior to the adoption of ASU 2016-09 in 2017 stock-based compensation expense was recognized based on awards that are ultimately expected to vest, and as a result, the amount has been reduced by estimated forfeitures. Forfeitures were estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differed from those estimates. Forfeitures were estimated based on Asterias’ historical experience and future expectations. Subsequent to the adoption of ASU 2016-09 on January 1, 2017, forfeitures are accounted for as they occur.

The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If Asterias had made different assumptions, its stock-based compensation expense, and net loss for years ended December 31, 2018 and 2017, may have been significantly different.

Asterias does not recognize deferred income taxes for incentive stock option compensation expense, and records a tax deduction only when a disqualified disposition has occurred.

Operating expenses include stock-based compensation expense as follows (in thousands):

	Year Ended December 31,
	2018	2017
Research and development	$1,353	$2,123
General and administrative	1,325	1,601
Total stock-based compensation expense	$2,678	$3,724

As of December 31, 2018, unrecognized compensation expense related to stock options and RSUs was $3.2 million and $0.5 million, respectively with a weighted-average remaining amortization period of 2.41 and 2.21, respectively.

Common Stock Reserved for Future Issuance

The Company had the following shares of common stock reserved for future issuance under the Equity Incentive Plan:

	As of December 31,
	2018	2017
Equity Incentive Plan:
Stock options outstanding	5,777	6,376
RSUs outstanding	294	690
Shares available for future grants	2,483	2,782
Common stock reserved for future issuances	8,554	9,848

8. Commitments and Contingencies

Development and Manufacturing Services Agreement

On August 3, 2016, Asterias entered into a Development and Manufacturing Services Agreement (the “Services Agreement”) with Cognate BioServices, Inc. (“Cognate”), a fully-integrated contract bioservices organization providing development and current Good Manufacturing Practice (“cGMP”) manufacturing services to companies and institutions engaged in the development of cell-based products.

Under the Services Agreement, Cognate is performing under an Initial Statement of Work process development studies in support of Asterias’ clinical and commercial development activities of AST-VAC1 and production and manufacturing services of AST-VAC1 under cGMP under the Second Statement of Work. In consideration for the process development services set forth in the Initial Statement of Work, Asterias agreed to make aggregate payments of up to approximately $1.7 million in fees over the term of the Initial Statement of Work and pay for additional pass through costs for materials and equipment estimated by management to be approximately $0.5 million. In consideration of the production and manufacturing services set forth in the Second Statement of Work, once the services under the Initial Statement of Work are completed and if Asterias receives FDA concurrence on the clinical protocol for an AST-VAC1 trial, then Asterias will make an initial start-up payment, a monthly payment for dedicated manufacturing capacity, and certain other manufacturing fees.

On August 16, 2017, the Company amended SOW 1 (“Amended SOW 1”) and entered into a Statement of Work 1.5 (“SOW 1.5”) with Cognate to modify the timing of certain process development studies being performed by Cognate under the Services Agreement. Under Amended SOW 1 and SOW 1.5, Cognate will perform certain process development studies initially contemplated by SOW 1 under SOW 1.5 after Cognate has completed the activities under Amended SOW 1 and the Company provides written notice to commence the activities under SOW 1.5.

The Services Agreement will expire on the later of (a) August 3, 2019; or (b) the completion of all services contracted for by the parties in the Statements of Work under the Services Agreement prior to August 3, 2019. The term of the Services Agreement and any then pending Statements of Work thereunder may be extended by Asterias continuously for additional two years periods upon written notice to Cognate with at least thirty days prior to the expiration of the then-current term.

The Services Agreement provides certain termination rights to each party and customary provisions relating to indemnity, confidentiality and other matters. Asterias incurred $0.3 million and $1.1 million of expenses payable to Cognate pursuant to the Services Agreement for the years ended December 31, 2018 and 2017.

Fremont Lease

On December 30, 2013, Asterias entered into a lease for an office and research facility located in Fremont, California, consisting of an existing building with approximately 44,000 square feet of space. The building is being used by Asterias as a combined office, laboratory and production facility that can be used to produce hES and related products under current good manufacturing procedures. Asterias completed the tenant improvements in November 2015, which cost approximately $4.9 million, of which the maximum of $4.4 million was paid to Asterias by the landlord. Asterias placed the asset into service in November 2015 and was amortizing the leasehold improvements and the landlord liability over the remaining lease term through September 30, 2022.

On September 28, 2018, the Company terminated the Fremont Lease agreement with the landlord. Simultaneously with the termination of the Lease, Novo Nordisk Research Center Seattle, Inc. (“NNRSCI”), an affiliate of Novo Nordisk, a Denmark-based multinational pharmaceutical company, entered into a new lease agreement with the landlord for the Leased Space, whereupon the Company and NNRSCI immediately entered into a sublease agreement for the Company to occupy and use part of the Leased Space (the “Sublease”). Upon execution of the Sublease, the Company received approximately $1.1 million from Novo Nordisk. The Company did not incur any early termination fees in in connection with the termination of the Fremont Lease.

The Company has accounted for the Fremont Lease termination, Sublease, and other related agreements with the landlord and the affiliate of Novo Nordisk as follows:

1) The $1.1 million received from Novo Nordisk has been accounted for as lease incentives to enter into the sublease under ASC 840-10-35, and will be recognized as a reduction of rent expense over the Sublease term of 39 months. This amount is included in the deferred rent and lease incentives on the balance sheet. As of December 31, 2018 and December 31, 2017, the deferred rent and lease incentives was $1.5 million and $0.3 million, respectively.

2) Upon termination of the Fremont Lease agreement with the landlord, the leasehold improvements of $3.0 million (net of accumulated depreciation) and the related lease liability of $3.1 million to the landlord were derecognized and the resulting gain of $0.1 million is included in the deferred rent and lease incentives and will be recognized over the Sublease term under ASC 840. Additionally, Asterias sold certain fixed assets (laboratory equipment) to Novo Nordisk. This equipment had a net book value of $0.1 million. The gain on the sale of the laboratory equipment of $0.1 million is included in the deferred rent and lease incentives and will be recognized over the sublease term, for the strategic space for our research laboratory of 25-months, as this transaction is deemed to be a sale-leaseback transaction.

The Asterias Sublease agreement for office, laboratory and production facilities located at its current location in Fremont, California, initially consists of a total of 31,373 square feet of space, including 16,452 square feet of space for the exclusive use of Asterias and 14,921 square feet of space shared with the sublessor. On October 31, 2020, the sublease space will be reduced to 23,108 square feet of space, because Asterias will no longer be subleasing the laboratory and production space. Under the terms of the Sublease, the initial monthly rent for the subleased space is $68,000. As a result of the Sublease, the Company expects to lower its facilities related costs over the next several years by approximately $1.0 million annually. The Sublease expires on December 31, 2021. The Company may terminate the Sublease, with no penalty, prior to its expiration upon three months prior written notice.

Total rent expense for all rented facilities for the years ended December 31, 2018 and 2017 was $0.4 million for each year.

Future minimum annual lease payments, under the Fremont sublease for the years ending after December 31, 2018 are as follows (in thousands):

Year Ending December 31,	Minimum Lease Payments
2019	$820
2020	812
2021	681
Total	$2,313

Litigation – General

Asterias is subject to various claims and contingencies in the ordinary course of its business, including those related to litigation, business transactions, employee-related matters, and others. When Asterias is aware of a claim or potential claim, it assesses the likelihood of any loss or exposure. If it is probable that a loss will result and an amount that can be reasonably estimated, Asterias will record a liability for the loss. If the loss is not probable or the amount of the loss cannot be reasonably estimated, Asterias discloses the claim if the likelihood of a potential loss is reasonably possible and the amount involved could be material. Asterias is not aware of any claims likely to have a material adverse effect on its financial condition or results of operations.

In February 2019, the Company and each member of the Board were served with a class action complaint filed by a shareholder in the California Superior Court in Alameda County. The complaint alleges that the Company and each member of the Board of Directors breached their fiduciary duties and aided and abetting the breach of fiduciary duty. We intend to defend this action vigorously.

Employment Contracts

Asterias has entered into employment contracts with certain executive officers. Under the provisions of the contracts, Asterias may be required to incur severance obligations for matters relating to changes in control, as defined and involuntary terminations.

At December 31, 2018, total potential severance obligations in connection with the termination of employment contracts approximated $1.9 million for termination without cause and $2.9 million for termination due to a change in control. No amount is included as a liability on our balance sheet for these payments as of December 31, 2018, as no termination of employment and/or change of control triggering events had occurred on or before December 31, 2018.

Indemnification

In the normal course of business, Asterias may provide indemnifications of varying scope under Asterias’ agreements with its directors and executive employees or other companies or consultants, typically Asterias’ clinical research organizations, investigators, clinical sites, suppliers and others. Pursuant to these agreements, Asterias will generally agree to indemnify, hold harmless, and reimburse the indemnified parties for losses and expenses suffered or incurred by the indemnified parties arising from claims of third parties in connection with the use or testing of Asterias’ products and services. Indemnification provisions could also cover third-party infringement claims with respect to patent rights, copyrights, or other intellectual property pertaining to Asterias products and services. The term of these indemnification agreements will generally continue in effect after the termination or expiration of the particular research, development, services, or license agreement to which they relate. The potential future payments Asterias could be required to make under these indemnification agreements will generally not be subject to any specified maximum amount. Historically, Asterias has not been subject to any claims or demands for indemnification. Asterias maintains various liability insurance policies that limit Asterias’ exposure. As a result, Asterias believes the fair value of these indemnification agreements is minimal. Accordingly, Asterias has not recorded any liabilities for these agreements as of December 31, 2018 and 2017.

9. Shared Facilities and Service Agreement

On April 1, 2013, Asterias and BioTime executed a Shared Facilities and Services Agreement (“Shared Facilities Agreement”). Under the terms of the Shared Facilities Agreement, BioTime will allow Asterias to use its premises and equipment located at Alameda, California for the sole purpose of conducting business. BioTime will provide basic accounting, billing, bookkeeping, payroll, treasury, collection of accounts receivable (excluding the institution of legal proceedings or taking of any other action to collect accounts receivable), payment of accounts payable, and other similar administrative services to Asterias. BioTime may also provide the services of attorneys, accountants, and other professionals who may also provide professional services to BioTime and its other subsidiaries. BioTime will also provide Asterias with the services of its laboratory and research personnel, including BioTime employees and contractors, for the performance of research and development work for Asterias at BioTime’s premises.

BioTime will charge Asterias a fee for the services and usage of facilities, equipment, and supplies aforementioned. For each billing period, BioTime will equitably prorate and allocate its employee costs, equipment costs, insurance costs, lease costs, professional costs, software costs, supply costs, and utilities costs, between BioTime and Asterias based upon actual documented use and cost by or for Asterias or upon proportionate usage by BioTime and Asterias, as reasonably estimated by BioTime. Asterias shall pay 105% of the allocated costs (the “Use Fee”). The allocated cost of BioTime employees and contractors who provide services will be based upon records maintained of the number of hours of such personnel devoted to the performance of services.

The Use Fee will be determined and invoiced to Asterias on a quarterly basis for each calendar quarter of each calendar year. If the Shared Facilities Agreement terminates prior to the last day of a billing period, the Use Fee will be determined for the number of days in the billing period elapsed prior to the termination of the Shared Facilities Agreement. Each invoice will be payable in full by Asterias within 30 days after receipt. Any invoice or portion thereof not paid in full when due will bear interest at the rate of 15% per annum until paid, unless the failure to make a payment is due to any inaction or delay in making a payment by BioTime employees from Asterias funds available for such purpose, rather than from the unavailability of sufficient funds legally available for payment or from an act, omission, or delay by any employee or agent of Asterias.

In addition to the Use Fees, Asterias will reimburse BioTime for any out of pocket costs incurred by BioTime for the purchase of office supplies, laboratory supplies, and other goods and materials and services for the account or use of Asterias, provided that invoices documenting such costs are delivered to Asterias with each invoice for the Use Fee. Furthermore, BioTime will have no obligation to purchase or acquire any office supplies or other goods and materials or any services for Asterias, and if any such supplies, goods, materials or services are obtained for Asterias, BioTime may arrange for the suppliers thereof to invoice Asterias directly.

Asterias in turn may charge BioTime or any Other Subsidiary for similar services provided by Asterias at the same rate and terms as aforementioned. “Other Subsidiary” means a subsidiary of BioTime other than Asterias and other than a subsidiary of Asterias.

The Shared Facilities Agreement’s term ended on December 31, 2018 but the Shared Facilities Agreement was automatically renewed for an additional year and will expire on December 31, 2019. Under the Shared Facilities Agreement, the term of the Shared Facilities Agreement will automatically be renewed and the termination date will be extended for an additional year each year, unless either party gives the other party written notice stating that the Shared Facilities Agreement will terminate on December 31 of that year.

General and administrative expenses include costs allocated from BioTime pursuant to the Shared Facilities Agreement. BioTime allocated $10,000 and $129,000, of general overhead expenses to Asterias during the years ended December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017 the company had a receivable due from BioTime of $23,000 and $33,000, respectively.

Novo Nordisk Research Center Seattle, Inc.

On September 28, 2018, Asterias and Novo Nordisk Research Center Seattle, Inc. (“NNRCSI”) executed a Sublease Agreement which includes a provision for shared facilities and services costs. Under the terms of this agreement, Asterias has the right to exclusive use a certain portion of the facilities and a shared use of a certain portion of the facilities. Additionally, it allows for shared use of certain equipment located at Fremont, California, for the sole purpose of conducting Asterias’ business. For each billing period, the common facilities costs will be prorated and allocated (based on space usage) between NNRCSI and Asterias.

10. Income Taxes

The primary components of the deferred tax assets and liabilities at December 31, 2018 and 2017 were as follows (in thousands):

	December 31,
	2018	2017
Deferred tax assets:
Net operating loss carryforwards	$19,651	$15,110
Research and development credits	7,293	5,643
Stock based compensation and other	3,021	2,130
Valuation allowance	(25,727)	(17,691)
Total deferred tax assets	4,238	5,192
Deferred tax liabilities:
Patents and licenses	(3,570)	(3,488)
Securities held as marketable equity securities	(668)	(1,704)
Total deferred tax liabilities	(4,238)	(5,192)
Net deferred tax liabilities	$—	$—

Income taxes differed from the amounts computed by applying the U.S. federal income tax of 21% to pretax losses from operations as a result of the following:

	Years Ended December 31,
	2018	2017
Computed tax benefit at federal statutory rate	21%	34%
Permanent differences	0%	3%
State tax benefit, net of effect on federal income taxes	11%	5%
Change in valuation allowance	(37%)	(29%)
Research and development credits	5%	7%
Tax reform – tax rate change	—%	(20%)
	—%	—%

As of December 31, 2018, Asterias has net operating loss carry forwards of approximately $73.7 million and $59.6 million, respectively, for federal and California tax purposes. The federal net operating loss carryforwards consist of $62.3 million generated before January 1, 2018, which begin to expire starting in 2032 and $11.4 million that will carryforward indefinitely but are subject to the 80% taxable income limitation. The California net operating losses will begin to expire in 2033. In addition, as of December 31, 2018, Asterias has federal and California research tax credit carry forwards of $5.5 million and $2.3 million, respectively. The federal tax credits expire between 2033 and 2038, while the state tax credits have no expiration date.

No federal and state tax provision or benefit was recorded for years ended December 31, 2018 and December 31, 2017.

Asterias established deferred tax liabilities primarily related to its acquisition of certain intellectual property and marketable equity securities held in BioTime common stock. Asterias has established a valuation allowance for California deferred tax assets as of December 31, 2018. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future generation of taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance for federal and California deferred tax assets as of December 31, 2017 and 2018. For the years ended December 31, 2018 and 2017, the change in the valuation allowance was approximately $8.0 million and $9.6 million, respectively.

Internal Revenue Code Section 382 places a limitation (“Section 382 Limitation”) on the amount of taxable income that can be offset by net operating loss carryforwards after an ownership change (generally greater than 50% change in ownership within a three years-period) of a loss corporation. California has similar rules. Generally, after an ownership change, a loss corporation cannot deduct net operating loss carryforwards in excess of the Section 382 Limitation. Similar rules exist under Internal Revenue Code Section 383 that may limit the use of credits in the future. The future utilization of the net operating loss carryforwards and tax credits to offset future taxable income may be subject to an annual limitation, as a result of ownership changes that may have occurred previously or that could occur in the future. A Section 382 analysis to determine the limitation of the net operating loss carryforwards has not been performed.

On December 22, 2017 the Tax Cuts and Jobs Act (the “Act”) was signed into law. Among other provisions, the Act reduced the Federal statutory corporate income tax rate from 34% to 21%. This rate reduction had a significant impact on our provisions for income taxes for periods beginning after December 31, 2018, including a one-time impact resulting from the revaluation of our deferred tax assets and liabilities to reflect the new lower rate. However, we still maintained a full valuation allowance against our deferred taxes. Thus, the impact of the change was fully offset by our valuation allowance.

As of December 31, 2018, Asterias had no unrecognized tax benefits and has recorded no liability related to uncertain tax positions. Asterias did not record a change in its unrecorded tax benefits during the year ended December 31, 2018, and expects no change in its unrecorded tax benefits in the next 12 months.

Asterias files tax returns in the U.S. federal and state jurisdictions and is subject to examination by tax authorities. Asterias is not currently under examination by U.S. federal or state income tax authorities. Due to net operating loss and research credit carryforwards, substantially all of the Company’s tax years, from 2012 through 2018, remain open to U.S. federal and state tax examinations.

11. Segment Information

Operating segments are defined as components of an enterprise that engage in business activities for which separate financial information is available and evaluated by the chief operating decision maker in deciding how to allocate resources and assess performance. Asterias’ executive management team represents its chief operating decision maker. The executive management team reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance and there are no managers who are held accountable for levels or components below the consolidated unit level. Asterias executive management views Asterias’ operations as one segment.

12. Selected Quarterly Financial Information (unaudited) (in thousands)

Asterias has derived this data from the unaudited interim financial statements that, in Asterias’ opinion, have been prepared on substantially the same basis as the audited financial statements contained in this report and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with the financial statements and notes thereto included in this report.

The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

Year Ended December 31, 2018	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues, net	$415	$52	$59	$62
Operating expenses	5,538	5,604	5,420	5,631
Loss before income tax benefit	(2,312)	(6,982)	(4,454)	(8,072)

Basic and diluted net loss per share	$(0.04)	$(0.13)	$(0.08)	$(0.14)

Year Ended December 31, 2017
Revenues, net	$1,958	$298	$1,607	$14
Operating expenses	11,065	8,831	8,670	8,562
Loss before income tax benefit	(6,287)	(8,728)	(6,809)	(6,548)

Basic and diluted net loss per share	$(0.13)	$(0.18)	$(0.14)	$(0.12)

13. License and Royalty Obligations

Services Agreement with Cell Therapy Catapult Services Limited

In October 2015, Asterias entered into a Services Agreement (the “Services Agreement”) with Cell Therapy Catapult Services Limited (“Catapult”), a research organization specializing in the development of technologies which speed the growth of the cell and gene therapy industry. Under the Services Agreement, Catapult will license to Asterias, certain background intellectual property and will develop a scalable manufacturing and differentiation process for Asterias’ human embryonic stem cell derived dendritic cell cancer vaccine development program. In consideration for the license and Catapult’s performance of services, Asterias agreed to make aggregate payments of up to GBP £4.4 million over the next five years (approximately $5.5 million based on the foreign currency exchange rate on December 31, 2018). At the option of Asterias, up to GBP £3.6 million (approximately $4.6 million based on the foreign currency exchange rate on December 31, 2018) of such payments may be settled in shares of Asterias Series A Common Stock instead of cash. If Asterias elects to pay for the services in stock and Catapult is unable to sell the stock in the market within 60 days of issuance, after reasonable and diligent efforts through its broker, Catapult may request that the unsold portion of the stock payment, if any, be paid by Asterias in cash at a value equal to approximately 91% of the total amount that was issued in stock. This right by Catapult to put the unsold shares back to Asterias for cash expires the earlier to occur of the sale of the stock in the market or after 60 days of issuance. As of December 31, 2018, we have incurred costs since commencement of the Services Agreement of GBP £3.6 million under the Services Agreement.

The Services Agreement may be terminated by Asterias for any reason upon 60 days prior written notice. Catapult may terminate the Services Agreement on 60 days prior written notice if it encounters a technical issue that would prevent it from completing the services at all or without obtaining additional resources, or if the estimated time and cost of completing the services will be exceeded and Catapult and Asterias do not reach agreement on revised time and cost terms. Catapult may terminate the Services Agreement in the event Asterias fails to pay any amount due under the Services Agreement 30 days after Catapult makes a written demand for payment. In addition, a non-breaching party may terminate the Services Agreement upon the occurrence a material breach that is not remedied within 30 days. Either party may terminate the Services Agreement in the event the other party becomes subject to insolvency, receivership, liquidation, or a similar event.

Advance payments for research and development services to be performed by Catapult are deferred and recognized as research and development expense ratably as the services are performed. Advance payments related to licenses will be expensed when paid due to the experimental nature of the project. Pursuant to the Services Agreement, if there are any issued, but unsold Asterias stock, to Catapult for payment of services and the 60-day put right has not expired as of the period end being reported on, Asterias will present that amount as “temporary” equity in accordance with ASC 480-10-S99 Distinguishing Liabilities from Equity – SEC Materials. Once the put right expires or the shares are sold by Catapult, the temporary equity amount will be reclassified by Asterias to permanent equity without adjustment to the carrying value of the stock

In the fiscal years ended December 31, 2018 and 2017 Asterias paid $0.6 million and $1.6 million, respectively, for services pursuant to the Services Agreement. In the fiscal year ended December 31, 2017, Asterias paid $0.4 million, in cash for these services and the remainder was paid with Asterias Series A Common Stock.

Asterias issued 364,727 and 318,748 shares of Asterias Series A Common Stock with fair market values of $0.6 million, and $1.2 million at the time of issuance which Asterias reclassified into permanent equity.

Royalty Agreement with Geron

In connection with our acquisition of Geron’s stem cell assets, Asterias entered into a royalty agreement with Geron (the “Royalty Agreement”) pursuant to which Asterias agreed to pay Geron a 4% royalty on net sales (as defined in the Royalty Agreement), by Asterias or any of its affiliates or sales agents, of any products that Asterias develops and commercializes that are covered by the patents Geron contributed to Asterias. In the case of sales of products covered by the patents Geron contributed to Asterias by a person other than Asterias or one of its affiliates or sales agents, Asterias will be required to pay Geron 50% of all royalties and cash payments received by Asterias or by its affiliate in respect of a product sale. Royalty payments will be subject to proration in the event that a product covered by a patent acquired from Geron is sold in combination with another product that is not covered by a patent acquired from Geron. The Royalty Agreement will terminate at the expiration or termination date of the last issued patent contributed by Geron under the Royalty Agreement. Asterias estimates that the latest patent expiration date will be in 2032. In 2018 and 2017 Asterias paid Geron $0.1 million and $0.2 million, respectively under this agreement in royalty fees.

Asterias License from WARF

Asterias has entered into a Non-Exclusive License Agreement with Wisconsin Alumni Research Foundation (“WARF”) under which Asterias was granted a worldwide non-exclusive license under certain WARF patents and WARF-owned embryonic stem cell lines to develop and commercialize therapeutic, diagnostic and research products.

In consideration of the rights licensed, Asterias has agreed to pay WARF an upfront license fee, payments upon the attainment of specified clinical development milestones, royalties on sales of commercialized products, and, subject to certain exclusions, a percentage of any payments that Asterias may receive from any sublicenses that it may grant to use the licensed patents or stem cell lines.

The license agreement will terminate with respect to licensed patents upon the expiration of the last licensed patent to expire; with respect to the licensed stem cell lines, the license agreement will remain in force until terminated by either party in accordance with the termination provisions. Asterias may terminate the license agreement at any time by giving WARF prior written notice. WARF may terminate the license agreement if payments of earned royalties, once begun, cease for a specified period of time or if Asterias and any third parties collaborating or cooperating with Asterias in the development of products using the licensed patents or stem cell lines fail to spend a specified minimum amount on research and development of products relating to the licensed patents or stem cell lines for a specified period of time. WARF also has the right to terminate the license agreement if Asterias breaches the license agreement or becomes bankrupt or insolvent or if any of the licensed patents or stem cell lines are offered to creditors. The payments to WARF were a recurring $25,000 license maintenance fee for each of the years 2018 and 2017.

Asterias License from the University of California

Geron assigned to Asterias its Exclusive License Agreement with The Regents of the University of California (the “University”) for patents covering a method for directing the differentiation of multipotential hES cells to glial-restricted progenitor cells that generate pure populations of oligodendrocytes for remyelination and treatment of spinal cord injury. Pursuant to this agreement, Asterias has an exclusive worldwide license under such patents, including the right to grant sublicenses, to create products for biological research, drug screening, and human therapy using the licensed patents. Under the license agreement, Asterias will be obligated to pay the University a royalty of 1% from sales of products that are covered by the licensed patent rights, and a minimum annual royalty of $5,000 starting in the year in which the first sale of a product covered by any licensed patent rights occurs, and continuing for the life of the applicable patent right under the agreement. The royalty payments due are subject to reduction, but not by more than 50%, to the extent of any payments that Asterias may be obligated to pay to a third party for the use of patents or other intellectual property licensed from the third party in order to make, have made, use, sell, or import products or otherwise exercise its rights under the Exclusive License Agreement. Asterias will be obligated to pay the University 7.5% of any proceeds, excluding debt financing and equity investments, and certain reimbursements, that its receives from sublicensees, other than Asterias’ affiliates and joint ventures relating to the development, manufacture, purchase, and sale of products, processes, and services covered by the licensed patent.

The Company had no expenses related to these fees in the years 2018 and 2017, respectively. The license agreement will terminate on the expiration of the last-to-expire of the university’s issued licensed patents. If no further patents covered by the license agreement are issued, the license agreement would terminate in 2024. The university may terminate the agreement in the event of Asterias’ breach of the agreement. Asterias can terminate the agreement upon 60 days’ notice.

Telomerase Sublicense from Geron

Asterias received the Telomerase Sublicense from Geron in connection with its acquisition of Geron’s stem cell assets. The Telomerase Sublicense grants Asterias an exclusive sublicense under certain patents owned by the University of Colorado’s University License Equity Holdings, Inc. relating to telomerase and entitles Asterias to use the technology covered by the patents in the development of AST-VAC1 and AST-VAC2 as immunological treatments for cancer. Under the Telomerase Sublicense, Asterias paid Geron a one-time upfront license fee of $65,000, and Asterias will pay Geron an annual license maintenance fee of $10,000 due on each anniversary of the effective date of the agreement, and a 1% royalty on sales of any products that Asterias may develop and commercialize that are covered by the sublicensed patents. The Telomerase Sublicense will expire concurrently with the expiration of Geron’s license. That license terminated in November 2018 when the last of the licensed patents expires. The Telomerase Sublicense may also be terminated by Asterias by giving Geron 90 days written notice, by us or by Geron if the other party breaches its obligations under the sublicense agreement and fails to cure their breach within the prescribed time period, or by Asterias or by Geron upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other party.

Asterias is obligated to indemnify Geron, Geron’s licensor, and certain other parties for certain liabilities, including those for personal injury, product liability, or property damage relating to or arising from the manufacture, use, promotion or sale of a product, or the use by any person of a product made, created, sold or otherwise transferred by us or our sublicensees that is covered by the patents sublicensed under this agreement.

14. Clinical Trial and Option Agreement with CRUK and CIRM Grant Award

During September 2014, Asterias entered into a Clinical Trial and Option Agreement (the “CRUK Agreement”) with Cancer Research UK (“CRUK”) and Cancer Research Technology Limited, a wholly-owned subsidiary of CRUK, pursuant to which CRUK has agreed to fund Phase 1 clinical development of Asterias’ human embryonic stem cell derived AST-VAC2 allogeneic (non-patient specific) dendritic cancer vaccine product candidate. Asterias, at its own cost, completed process development and manufacturing scale-up of the AST-VAC2 manufacturing process and transferred the resulting cGMP-compatible process to CRUK. CRUK will, at its own cost, manufacture clinical grade AST-VAC2 and will carry out the Phase 1 clinical trial of AST-VAC2 in cancer patients both resected early-stage and advanced forms of lung cancer. Asterias will have an exclusive first option to obtain a license to use the data from the clinical trial. If Asterias exercises that option, then Asterias will be obligated to make payments upon the execution of the License Agreement, upon the achievement of various milestones, and royalties on sales of products. In connection with the CRUK Agreement, Asterias sublicensed to CRUK for use in the clinical trials and product manufacturing process certain patents that have been licensed or sublicensed to us by third parties. Asterias would also be obligated to make payments to those licensors and sublicensors upon the achievement of various milestones, and then royalties on sales of products if AST-VAC2 is successfully developed and commercialized.

On October 16, 2014 Asterias signed a Notice of Grant Award (“NGA”) with CIRM, effective October 1, 2014, with respect to a $14.3 million grant award for clinical development of Asterias’ product, AST-OPC1. The NGA was subsequently amended effective November 26, 2014 and March 2, 2016. The NGA includes the terms under which CIRM will release grant funds to Asterias. Under the NGA as amended on March 2, 2016, CIRM will disburse the grant funds to Asterias based on Asterias’ attainment of certain progress milestones.

Asterias received $5.6 million under the NGA during 2015. During the year ended December 31, 2016, Asterias received an additional $6.2 million under the NGA grant. In September 2017, Asterias received the final $1.5 million payment under the CIRM grant which was due upon achievement of certain clinical milestones. Revenues pursuant to the NGA recognized during the fiscal year ended December 31, 2017 was $3.7 million. Although the cash payments from CIRM were dependent on achieving certain milestones pursuant to the contract with CIRM, Asterias recognized grant income as related research expenses are incurred. We had no deferred revenues related to the CIRM grant as of December 31, 2018 and 2017.

15. Subsequent Events

On January 4, 2019 BioTime filed a registration statement on form S-4 related to planned BioTime and Asterias Merger. The form S-4 was subsequently amended on January 14, 2019. Additionally, BioTime and Asterias have both scheduled Special Meetings of their respective Stockholders on March 7, 2019 to vote on BioTime’s proposed acquisition of Asterias. Should the Stockholders approve the transaction on March 7, 2019, Asterias would cease to exist as a public company and BioTime will consolidate Asterias’ operations and results with its consolidated results beginning upon the consummation of the transaction.

On February 19, 2019, a putative class action lawsuit relating to the Merger Agreement was filed on behalf of Asterias stockholders in the Superior Court of the State of California in the County of Alameda (the “Superior Court”) against Asterias, the members of Asterias’ board of directors, BioTime, Merger Sub, Neal Bradsher, Broadwood Capital, Inc. and Broadwood Capital Partners, L.P. The lawsuit asserts claims for breach of fiduciary duty and aiding and abetting breach of fiduciary duty, alleging that the consideration Asterias shareholders are to receive in the Merger is unfair, the merger is the product of an unfair process, and the Joint Proxy Statement omits certain allegedly material information. The complaint seeks, injunctive relief or rescissory damages and an award of plaintiffs’ expenses and attorneys’ fees. The defendants specifically deny all allegations in the litigation, including that any additional disclosure was or is required and intend to defend it vigorously. However, to moot the disclosure claims in the complaint, Asterias and BioTime made certain supplemental disclosures to the Joint Proxy Statement relating to the proposed merger.

Asterias’ stockholders adopted the Merger Agreement at a special meeting of stockholders held on March 7, 2019. On March 8, 2019, pursuant to the terms of the Merger Agreement the Company filed a Certificate of Merger with the Secretary of the State of Delaware, and the separate corporate existence of Merger Sub thereupon ceased with Asterias continuing as the surviving corporation and a wholly-owned subsidiary of BioTime.